Media3 Labs LLC

**Reviewed Financial Statements
From March 22, 2023 (inception) to December 31, 2023.**

Media3 Labs LLC

CONTENTS

 

Etiendem CPA

Etiendem CPA
Certified Public Accountant
2363 JAMES ST # 1027
SYRACUSE, NY 13206

Tel: +1 (804) 807-4602
Email: bmbecha@etiendemcpa.com
Website: www.etiendemcpa.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors,
Media3 Labs LLC,
26 Broadway, Floor 8,
New York, NY 10004

I have reviewed the accompanying financial statements of Media3 Labs LLC, which comprise the balance sheet as of December 31, 2023, and the related income statement, statement of changes in members' equity, and cash flows from March 22, 2023 (inception) to December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Media3 Labs LLC Company and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to my reviews.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Etiendem CPA
Syracuse, NY
March 7, 2024

Media3 Labs LLC

Balance Sheet

As of December 31, 2023

ASSETS

Current Assets	
Cash and cash equivalents	$0
Total Current Assets	0
Noncurrent Assets	0
TOTAL ASSETS	$0

LIABILITIES AND EQUITY

Current Liabilities	
Line of credit	330
Total Current Liabilities	330
Total Liabilities	330
Member's Equity	(330)
TOTAL LIABILITIES AND EQUITY	($0)

The Notes to the Financial Statements are an integral part of these statements.

Media3 Labs LLC
Income Statement and Statement of Changes in Member' Equity
From March 22, 2023 (inception) to December 31, 2023

Revenue and other items:	
Sales revenue	$0
Total revenue and other items	0
Expenses and other items:	
Advertising & marketing	1,050
Contract labor	3,890
General business expense	861
Office expenses	1,109
Computers & tablets	1,359
Custom software or app	50
Legal & accounting services	91
Travel expense	720
Total expenses and other items:	9,130
Loss from Operations	(9,130)
Other Income, Net	318
Net Income	($8,813)
Member's equity, beginning of year	$0
Member's contribution/(distributions), net	8,482
Net income	(8,813)
Member's equity, end of year	$ (330)

The Notes to the Financial Statements are an integral part of these statements.

Media3 Labs LLC
Statements of Cash Flows
From March 22, 2023 (inception) to December 31, 2023

OPERATING ACTIVITIES	
Net Income	($8,813)
Net Cash provided by operating activities	(8,813)
INVESTING ACTIVITIES	0
Net cash provided by investing activities	0
FINANCING ACTIVITIES	
Member's contribution/(distributions), net	8,482
Cedit payable	330
Net cash provided by financing activities	8,813
Net cash increase for period	0
Cash at beginning of Period	0
Cash at end of period	$0

The Notes to the Financial Statements are an integral part of these statements.

Media3 Labs LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1.   DESCRIPTION OF COMPANY

Media3 Labs is a single member tech media Limited Liability Company (LLC) that is focused on the creation and sales of Web3 cloud-based software. The company's flagship product, Scoop3, is a podcast player that is anticipated to be available on the Apple and Google Play stores. The Scoop3 application is unique in that listeners receive loyalty badges for each podcast episode they consume. The loyalty badge system is powered by blockchain but is not associated in the cryptocurrency/finance line of business. In this context, blockchain is a decentralized ledger recording the entry of an event/occurrence (in this case, the consumption of a podcast episode), not a ledger entry of a financial transaction.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting:

The financial statements of the Company have been prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other liabilities.

Basis of presentation:

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Concentration of credit risk:

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000 USD. At times, the Company may maintain balances more than the federally insured limits.

NOTES TO FINANCIAL STATEMENTS

Cash and cash equivalents:

For the purposes of the statement of cash flows, the Company considers short-term, highly liquid investments and investments purchased with an original maturity of three months or less to be cash equivalents. The cash flow statement excludes certificates of deposit in the definition of cash and cash equivalents.

Revenue Recognition

The Company has yet to collect any revenue. In the event the agency has reached an agreement for funding and has incurred expenses but has not drawn down a portion of the funding, the Company will record a receivable for funding to be received to the extent of expenses that have been incurred as of the end of the reporting period.

Fair value of financial instruments:

The Company follows ASC 820 ("Fair Value Measurement"), which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 – Inputs to the valuation methodology include:
- Quoted prices for similar assets or liabilities in active markets.
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the assets or liability.
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used of December 31, 2023.

Certificates of deposit: The certificates of deposit are traded on financial markets and are valued by the custodians of the securities using pricing models based on credit quality, time of maturity, stated interest rates and market-rate assumptions.

Common stocks: Valued at the daily closing price as reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Property and equipment:

Property and equipment are recorded at cost or, in the case of contributed property, at fair value at the date of the contribution. The company expenses any property and equipment below $2,000. Depreciation is computed using the straight-line method over an estimated useful life of 5 years. When assets are retired, or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in the change in net assets for the period. The cost of maintenance and repairs is charged to expense as incurred.

Income tax:
The Company is a limited liability company which is treated as a partnership for tax purposes. As such, the members report and pay income taxes through their personal tax returns. The Company generally does not pay income taxes. As a result, no provision for income taxes has been included in these financial statements.

The Company follows the guidance in ASC 740-10 as it relates to uncertain tax positions as of December 31, 2023, and has evaluated its tax positions taken for filings with the Internal Revenue Service and the state jurisdiction of New York where it operates. The Company has not recorded any reserves, or related accruals for interest and penalties for uncertain income tax positions. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

NOTE 3 – LINE OF CREDIT

	Line of Credit	Drawn portion	interest rate
American Express	$ 16,100	$ 330	20.49%
Total	**$ 16,100**	**$ 330**	

NOTE 4 – RELATED PARTY

The Company is currently being financed by the single member/CEO, David Kermaani. Contributions to the company, payment of the company's credit card debt and amounts charged to the company credit cards for personal expenses are accounted for under the Member's contribution/(distributions), net. The Member's contribution/(distributions), net balance as of December 31, 2023, is $8,482.

NOTE 5 - SUBSEQUENT EVENTS

Management has evaluated all subsequent events through March 7, 2024, the date the financial statements are available to be issued and determined there are no material events requiring disclosure or adjustment to the financial statement.